Exhibit 99.2
PRESS RELEASE
November 6, 2008
Eksportfinans third quarter 2008:
Continued good performance – results influenced by engagements on Iceland
The underlying business operations in the Eksportfinans Group showed a continued good performance in the third quarter of 2008. Net interest income was 61 percent higher in the third quarter 2008 compared to the corresponding period in 2007.
The situation in the international financial markets in the third quarter of 2008 led to a decline in the fair value of financial instruments of NOK 343 million. In particular, the current situation on Iceland has caused a loss to Icelandic banks of NOK 318 million in the third quarter 2008.
In the first nine months of 2008 as a whole, net interest income was NOK 601 million, which is NOK 188 higher than the corresponding period in 2007. The increase was mainly due to a higher volume of export lending, income from higher equity due to the equity increase of NOK 1.2 billion in the first quarter of 2008, and higher interest rates in Norwegian kroner.
The Group experienced a net loss in the first nine months of 2008 of NOK 180 million, compared to a net loss of NOK 64 million in the corresponding period in 2007. The loss is by and large caused by losses on lending to Iceland (see above).
Export Lending
The strong demand for new export financing continued during the first nine months of 2008. The volume of outstanding export loans was NOK 71.0 billion at September 30, 2008 compared to NOK 56.3 billion at the end of 2007 and NOK 51.2 billion at the end of the first nine months of 2007.
Local Government Lending
Total lending from Eksportfinans’ subsidiary Kommunekreditt Norge AS at September 30, 2008 amounted to NOK 61.5 billion, compared to NOK 68.3 billion at year-end 2007. The decrease was due to a repricing of parts of the company’s lending portfolio based on somewhat higher funding costs.
Funding
Despite the demanding situation in the international capital markets, Eksportfinans has experienced good access to funding in the first nine months of 2008. Total new funding in the first nine months of 2008 amounted to NOK 69.2 billion through 710 individual trades compared with NOK 62.9 billion and 659 trades for the same period in 2007.
Third quarter report 2008    1

Key Figures:

	First nine months	First nine months
	2008	2007
New export lending	NOK 17.9 billion	NOK 16.7 billion
New loans to Norwegian public sector	NOK 5.8 billion	NOK 12.2 billion
New funding	NOK 69.2 billion	NOK 62.9 billion
Total assets	NOK 254 billion	NOK 200.7 billion
Capital adequacy	10.5%	10.4%

Profit/(loss) for the period	(NOK 180 million)	(NOK 64 million)
Realized loan losses	0	0

The complete 3rd quarter report 2008 is available on www. eksportfinans.no

For further information, please contact:
President and CEO Gisele Marchand, tel: +47 41 51 74 89,
e-mail: gma@eksportfinans.no
EVP Director of Staff/ Head of Communications Elise Lindbæk,
tel: + 47 22 01 22 64, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian agency for export financing. Owned by banks and the Norwegian Government, we offer competitive long term financing to both the export industry and the public sector.
Third quarter report 2008    2